Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

swexler@fulbright.com	telephone: (713) 651-5151
direct dial: (713) 651-5331	facsimile: (713) 651-5246

July 8, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Via EDGAR

Attn: Mr. John Lucas

Re:	Enbridge Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 19, 2009

File No. 1-10934

Ladies and Gentlemen:

I am writing to confirm my telephone conversation of July 8, 2009 with John Lucas of the Staff of the Securities and Exchange Commission. On behalf of Enbridge Energy Partners, L.P. (the “Partnership”), the Partnership has received the letter, dated July 7,2009, from the Staff and intends to submit its responses to that letter by August 7, 2009.

Very truly yours,

/s/ Seth D. Wexler
Seth D. Wexler

SDW/rp

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC